AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

July 31, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1. News release dated July 24, 2008;
2. Early Warning Report pursuant to National Instrument 62-103 dated July 25, 2008;
3. Material Change Report dated July 29, 2008.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

SCHEDULE A

1. News release dated July 24, 2008;
2. Early Warning Report pursuant to National Instrument 62-103 dated July 25, 2008;
3. Material Change Report dated July 29, 2008.

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo Resources completes CAD$100 million private placement with Camrose Resources Limited to develop the Kalukundi project and re-establish its ownership of Swanmines

/THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES/

TORONTO, July 24 /CNW/ - Africo Resources Ltd (TSX:ARL), the Toronto Stock Exchange listed mineral exploration and development company, and Camrose Resources Limited ("Camrose") are pleased to announce that, further to Africo's news release of April 21, 2008, the private placement of CAD$100 million at a price of $2.50 per unit with Camrose, a company incorporated under the laws of the British Virgin Islands and whose ultimate owner is a trust for the benefit of family members of Dan Gertler, has been completed. Each unit consists of a common share and one-half of a share purchase warrant. Each whole warrant will entitle Camrose to acquire an additional common share at a price of $3.50 per share until January 24, 2010.

This placement results in Camrose owning approximately 60% of the outstanding share capital of Africo prior to the exercise of any warrants. This percentage will increase in connection with the transfer of the Mashitu property as outlined below. Camrose has the right to nominate four directors to the Board of Africo and the right to participate in future financings to maintain its percentage equity ownership. Camrose entered into the transactions with Africo for investment purposes and may acquire, sell or otherwise trade in or with respect to securities of Africo in the future. Vipar Investments Limited ("Vipar") has made certain credit facilities available to Camrose in connection with the transactions pursuant to terms and conditions set out in a loan facility (the "Facility") between Camrose and Vipar. Vipar may become a direct or indirect holder of securities of Africo pursuant to the terms of the Facility or enforcement of security thereunder. Camrose and Vipar are arms'-length commercial parties and the foregoing should not be construed as a statement that Camrose and Vipar are in any way acting jointly or in concert.

Concurrent with the closing of the private placement, Africo's wholly-owned subsidiary will re-establish ownership of 75% of the outstanding shares of Swanmines sprl, in consideration of which Africo issued 5,400,000 common shares to Camrose. In addition, legal proceedings between Akam Mining and Africo have ceased. As a result of this share issuance, Camrose owns approximately 63% of the outstanding share capital of Africo.

Following the completion of drilling on the Mashitu property, Africo and Camrose will also be working towards obtaining a valuation for the Mashitu property, which consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property and cover approximately 34.82 square kilometres. Upon completion of the valuation, Africo will acquire the Mashitu property by issuing shares to Camrose at a deemed price of $2.50 per share.

Note for editors:

Africo Resources Ltd. is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than

statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00024685E

/For further information: Africo Resources Ltd., Dr Tony Harwood, President and Chief Executive Officer on Tel: +27(11) 463-0081; Michael O'Brien, Chief Financial Officer on Tel: (604) 646-3225; Camrose Resources Limited, Weber Shandwick, James White/Alex Brod On Tel: +44(0)207 067 0000/ (ARL.)

CO: Africo Resources Ltd.

CNW 14:41e 24-JUL-08

REPORT PURSUANT TO NATIONAL INSTRUMENT 62-103

1. The name and address of the offeror:

Camrose Resources Limited (the "Offeror")
Palm Grove House
PO Box 438
Road Town
Tortola, British Virgin Islands

2. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired ownership of 40,000,000 units (the "Units") of Africo Resources Ltd. ("Africo"). Each Unit consists of one common share (each a "Common Share") in the capital of Africo and one-half of a share purchase warrant, each whole warrant (the "Warrant") entitling the Offeror to acquire an additional common share in the capital of Africo at a price of $3.50 per share for an eighteen month period following closing of the transaction.

The Offeror has also acquired ownership of 5,400,000 Common Shares in connection with the acquisition of the outstanding shares of Akam Mining Sprl. ("Akam") from a subsidiary of Africo (see 8 below).

The aggregate of 45,400,000 Common Shares acquired by the Offeror represent approximately 62.5% of the outstanding Common Shares of Africo, prior to the exercise of the Warrants. In the event all of the Warrants are fully exercised, the Offeror would own 65,400,000 Common Shares representing approximately 70.6% of the outstanding Common Shares of Africo, calculated on a partially diluted basis assuming the exercise of Warrants issued to the Offeror only.

3. The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the report:

Prior to the transaction, the Offeror did not own or exercise control over any securities of Africo. As a result of the transaction, the Offeror owns 45,400,000 Common Shares and 20,000,000 Warrants. The 45,400,000 Common Shares acquired by the Offeror represent approximately 62.5% of the outstanding Common Shares of Africo, prior to the exercise of the Warrants. In the event all of the Warrants are fully exercised, the Offeror would own 65,400,000 Common Shares representing approximately 70.6% of the outstanding Common Shares of Africo, calculated on a partially diluted basis assuming the exercise of Warrants issued to the Offeror only.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control;**

   The Offeror owns 45,400,000 Common Shares and 20,000,000 Warrants representing approximately 62.5% of the outstanding Common Shares of Africo, prior to the exercise of the Warrants. In the event all of the Warrants are fully exercised, the Offeror would own 65,400,000 Common Shares representing approximately 70.6% of the outstanding Common Shares of Africo, calculated on a partially diluted basis assuming the exercise of Warrants issued to the Offeror only.

   Vipar Investments Limited ("Vipar") has made certain credit facilities available to the Offeror in connection with the transactions pursuant to terms and conditions set out in a loan facility (the "Facility"). Vipar may become a direct or indirect holder of securities of Africo pursuant to the terms of the Facility or enforcement of security thereunder. The Offeror and Vipar are arms' length commercial parties and the foregoing should not be construed as a statement that the Offeror and Vipar are in any way acting jointly or in concert.

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons other than the offeror or any joint actor, and**

   n/a

   (iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;**

   n/a

5. **The name of the market in which the transaction or occurrence that gave rise to the report took place:**

   n/a

6. **The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file the report:**

   n/a

7. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Offeror's investments were carried out for investment purposes. The Offeror may, from time to time, make additional investments in or otherwise trade in Africo securities or dispose of such securities, subject to market conditions.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The Offeror acquired the Units through a private placement (the "Private Placement") pursuant to a Subscription Agreement dated April 17, 2008 (as amended, the "Subscription Agreement") with Africo. The Private Placement was subject to satisfaction of a number of conditions, including termination of Africo's Shareholder Rights Plan Agreement, regulatory approval and the approval of Africo's shareholders, all of which conditions have been satisfied.

Concurrently with execution of the Subscription Agreement, the Offeror had loaned C$2,000,000 to Africo. This loan bears interest at a rate equal to the London Interbank Offer Rate plus 2% per annum and matures on the earliest of (i) the completion of the Subscription Agreement, (ii) the termination of the Subscription Agreement, and (iii) August 31, 2008. If demand is made upon the completion of the subscription contemplated by the Subscription Agreement, the entire amount will be set off against the aggregate subscription price payable to Africo. If demand is made for any other reason, the entire amount may, at the option of Africo, be repaid by the issuance of common shares in the capital of Africo at a deemed price of C$2.50 per share.

The Offeror and Africo have also entered into an agreement (the "Akam Agreement") whereby a subsidiary of Africo acquired the outstanding shares of Akam. Akam holds, indirectly through Swanmines Sprl ("Swanmines"), the Kalukundi property. Pursuant to the Akam Agreement, the subsidiary of Africo acquired ownership of 75% of the outstanding shares of Swanmines concurrently with the completion of the Private Placement in consideration of 5,400,000 Common Shares of Africo.

In addition, and concurrently with the entering into of the Subscription Agreement, Africo entered into an agreement with an affiliate of the Offeror to acquire its 75% interest in the Mashitu property, with the remaining 25% interest continuing to be held by Gecamines (the "Mashitu Agreement"). The Mashitu property consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property and cover approximately 34.82 square kilometres. The purchase price for the acquisition of the 75% interest is to be based on a valuation to be prepared by an independent expert agreed to by the parties and the consideration will be paid in common shares of Africo at a price per share of $2.50 The valuation is to be carried out as soon as practicable following the earlier of : (i) the completion of the exploration drilling program currently being carried out by the Offeror's affiliate; and (ii) six months following completion of the Private Placement. The parties are obliged to accept the independent expert's

determination of the purchase price. This acquisition is subject to satisfaction of conditions precedent, including certain assurances with respect to title, completion of the Private Placement and receipt of regulatory and shareholder approval.

The Subscription Agreement, the Akam Agreement and the Mashitu Agreement are available for review on SEDAR under Africo's profile.

9. The names of any joint actors in connection with the disclosure required by this report:

See response to paragraph 4(i) above.

10. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror:

The Units were issued at $2.50 per Unit ($100,000,000 for 40,000,000 Units) and $2.50 per Common Share ($13,500,000 for 5,400,000 Common Shares).

11. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

n/a

12. If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

Dated on July 25, 2008.

CAMROSE RESOURCES LIMITED

(signed) Dino Chincotta

name: Dino Chincotta
title: Director

Form 51-102F3

Material Change Report

Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

Item 2 Date of Material Change

July 24, 2008.

Item 3 News Release

The news release was disseminated on July 24, 2008 by way of Canada NewsWire.

Item 4 Summary of Material Change

Africo Resources Ltd (TSX:ARL), the Toronto Stock Exchange listed mineral exploration and development company, has completed the private placement of CAD$100 million at a price of $2.50 per unit with Camrose Resources Limited ("Camrose"), a company incorporated under the laws of the British Virgin Islands and whose ultimate owner is a trust for the benefit of family members of Dan Gertler. This placement results in Camrose owning approximately 60% of the outstanding share capital of Africo prior to the exercise of any warrants.

Concurrent with the closing of the private placement, Africo's wholly-owned subsidiary will re-establish ownership of 75% of the outstanding shares of Swanmines sprl, in consideration of which Africo issued 5,400,000 common shares to Camrose. In addition, legal proceedings between Akam Mining and Africo have ceased. As a result of this share issuance, Camrose owns approximately 63% of the outstanding share capital of Africo.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Further to its news release of April 21, 2008, Africo Resources Ltd (TSX:ARL), the Toronto Stock Exchange listed mineral exploration and development company, has completed the private placement of CAD$100 million at a price of $2.50 per unit with Camrose Resources Limited ("Camrose"), a company incorporated under the laws of the British Virgin Islands and whose ultimate owner is a trust for the benefit of family members of Dan Gertler. Each unit consists of a common share in the capital of Africo and one-half of a share purchase warrant. Each whole warrant entitles Camrose to acquire an additional common share in the capital of Africo at a price of $3.50 per share until January 24, 2010.

This placement results in Camrose owning approximately 60% of the outstanding share capital of Africo prior to the exercise of any warrants. This percentage will increase in connection with the transfer of the Mashitu property as outlined below. Camrose has the right to nominate four

directors to the Board of Africo and the right to participate in future financings to maintain its percentage equity ownership. Camrose entered into the transactions with Africo for investment purposes and may acquire, sell or otherwise trade in or with respect to securities of Africo in the future.

Concurrent with the closing of the private placement, Africo's wholly-owned subsidiary will re-establish ownership of 75% of the outstanding shares of Swanmines sprl, in consideration of which Africo issued 5,400,000 common shares to Camrose. In addition, legal proceedings between Akam Mining and Africo have ceased. As a result of this share issuance, Camrose owns approximately 63% of the outstanding share capital of Africo.

Following the completion of drilling on the Mashitu property, Africo and Camrose will also be working towards obtaining a valuation for the Mashitu property, which consists of an exploitation permit for copper, cobalt, gold and nickel in 41 blocks that are contiguous to the Kalukundi property and cover approximately 34.82 square kilometres. Upon completion of the valuation, Africo will acquire the Mashitu property by issuing shares to Camrose at a deemed price of $2.50 per share.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Michael O'Brien, Chief Financial Officer

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

Item 9 Date of Report

July 29, 2008.

END